Mail Stop 4561

March 11, 2008

James Arnold, Jr.
Senior Vice President and
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re:** **Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Quarterly Period Ended December 31, 2007**
> **Filed February 11, 2008**
> **File No. 000-27038**

Dear Mr. Arnold:

We have reviewed your response to our letter dated January 31, 2008 in connection with the above referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 31, 2008.

Form 10-K for the year ended September 30, 2007 filed November 29, 2007

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 59

1.   We note in your response to our prior comment no. 3 that for bundled software arrangements accounted for under SOP 97-2, you have established vendor-specific objective evidence (VSOE) of post-contract support (PCS) and professional services training based on prices charged when such elements are sold separately using the bell-shaped curve method by analyzing renewal rates for

PCS and the prices charged in separate sales for professional services and training. We also note in your response that based on these analyses, you have determined that such pricing is sufficiently clustered within an appropriate range. Clarify whether you include stated future renewal rates for PCS in your bundled software arrangements and if so, tell us what percentage of your customers actually renewed at these stated rates. Additionally, clarify what your appropriate range is for establishing VSOE of PCS and professional services and training.

Capitalized Patent Defense Costs, page 62

2.   We note in your response to our prior comment no. 5 that based on the Company's belief, VoiceSignal would have been found to infringe upon the Company's patents and the a liability was effectively recorded on VoiceSignal's ending balance sheet. While we note that it was the Company's belief that VoiceSignal would have been found to infringe upon the Company's patents, clarify whether VoiceSignal's management believe that they would have been found to infringe upon the Company's patents. In this regard, clarify whether VoiceSignal recorded a contingent liability related to this lawsuit as of the date of the acquisition by the Company. If VoiceSignal had not recorded a contingent liability related to this lawsuit, tell us why you believe that effectively recording this liability on VoiceSignal's balance sheet at the time of the acquisition was appropriate. Also, tell us over what period you are amortizing the $1.4 million intangible asset.

Form 10-Q for the quarterly period ended December 31, 2007 filed February 11, 2008

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures, page 48

3.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that you record, process, summarize and report the information to be disclosed that it files or submits under the Securities Exchange Act of 1934 within the time periods specified in the Securities Exchange Commission's rules and forms. This reference is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act and does not include the complete definition of disclosure controls and procedures. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported within the time period specified in the Commission's rule and forms" and to ensure that "information required to be disclosed by an issuer…is accumulated and communicated to the issuer's

management…as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports pursuant to Rule 13a-15(e) of the Exchange Act.

General

4.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

James Arnold Jr.
Nuance Communications, Inc.
March 11, 2008
Page 4

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Staff Attorney, at (202) 551-3535 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief